                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    SC 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          NeXstar Pharmaceuticals, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    65333B106
                                 (CUSIP Number)

                                 Stephen Distler
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               - with a copy to -

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019


                                February 28, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               SEC 1746 (12-91)

                                  SCHEDULE 13D

---------------------
CUSIP:  65333B106
---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Warburg, Pincus Investors, L.P.                       ID# 13-3549187
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                        (b)[X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       8,013,547
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     8, 013,547
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                8, 013,547
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                         [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 28.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

---------------------
CUSIP:  65333B106
---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Warburg, Pincus & Co.                                ID# 13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)[ ]
                                                                    (b)[X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       8,013,547
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     8,013,547
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                8,013,547
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                         [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 28.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

---------------------
CUSIP:  65333B106
---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            E.M. Warburg, Pincus & Co., LLC                     ID# 13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                              (b)[X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       8,013,547
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     8,013,547
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                8,013,547
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                         [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 28.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

---------------------
CUSIP:  65333B106
---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Warburg, Pincus Capital Partners Liquidating Trust    ID# 13-7130441
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                        (b)[X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       8,013,547
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     8,013,547
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                8,013,547
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                         [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 28.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

Introductory Note.

         This Amendment No. 3 amends the Schedule 13D filed by Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"), Warburg, Pincus Capital Partners Liquidating Trust (as successor to Warburg, Pincus Capital Partners, L.P.)("WPCP Liquidating Trust"), Warburg, Pincus & Co., a New York general partnership ("WP") and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company (as successor in interest to E.M. Warburg, Pincus & Company) ("EMW LLC"), on March 3, 1995, as amended by Amendments Nos. 1 and 2 thereto filed on September 15, 1995 and October 31, 1997, respectively (as so amended, the "Schedule 13D"), relating to the Common Stock, par value $.01 per share ("Company Common Stock"), of NeXstar Pharmaceuticals, Inc. (formerly known as NeXagen, Inc.), a Delaware corporation (the "Company"). This Amendment No. 3 is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

         The Reporting Entities are filing this Amendment to report (i) certain dispositions of Company Common Stock by WPCP Liquidating Trust subsequent to October 30, 1997 (as described below in Item 4) and (ii) certain voting agreements (as described below in Item 6), each dated February 28, 1999, by and between Gilead Sciences, Inc. ("Gilead") and each of PCP Liquidating Trust and WPI.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended by deleting the sixth paragraph thereof and restating such paragraph as follows:

                  On September 30, 1997, the partnership agreement of Warburg, Pincus Capital Partners, L.P. (predecessor to WPCP Liquidating Trust) ("WPCP") terminated. In connection with such termination, WPCP "net exercised" a warrant held by it (which warrant was exercisable for 1,035,294 share of Company Common Stock) and had the 753,577 shares issued upon such net exercise delivered to WPCP Liquidating Trust. Concurrently therewith, WPCP distributed to certain of its limited partners, 1,325,682 shares of Company Common Stock, and to WPCP Liquidating Trust, all remaining shares of Company Common Stock then held by it (3,209,106 shares). In addition, in December 1997 and September 1998 WPCP Liquidating Trust distributed 49,916 and 311,975 shares of Company Common Stock, respectively, to certain of its beneficiaries. Following the WPCP Liquidating Distribution and the subsequent distributions described in the preceding sentence, the Reporting Entities continued to be the Company's largest stockholders.


Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended by deleting paragraph (a) thereof and restating paragraph (a) as follows:

                  (a) As of the date of this Report, (i) WPI has direct ownership of 4,412,755 shares of Company Common Stock, including 125,000 shares issuable upon exercise of a warrant and (ii) WPCP Liquidating Trust has direct ownership of 3,600,792 shares of Company Common Stock (the 4,412,755 shares of Company Common Stock owned directly by WPI and the 3,600,792 shares of Company Common Stock owned directly by WPCP Liquidating Trust are collectively referred to as the "Shares"). By reason of the provisions of Rule 13d-3 under the Act, the Reporting Entities may together be deemed to own beneficially the shares of Common Stock owned by WPI and WPCP Liquidating Trust. The shares of Company Common Stock held by the Reporting Entities represent approximately 28.0% of the outstanding shares of Company Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended by deleting the final paragraph thereof and restating such paragraph as follows:

                  On February 28, 1999, the Company entered into (i) an Agreement and Plan of Merger (the "Merger Agreement") by and among Gilead, Gazelle Acquisition Sub, Inc. ("Sub") and the Company, pursuant to which Sub will be merged into the Company, the Company will survive as a wholly owned subsidiary of Gilead (the "Merger"), and each issued and outstanding share of Company Common Stock will be converted into the right to receive that number of shares of Gilead common stock, par value $.001 per share ("Gilead Shares") equal to the "Exchange Ratio." The "Exchange Ratio" equals 0.425, provided, however, that if the Gilead Share Value (defined as the average of the closing prices of the Gilead Shares as reported on the Nasdaq National Market for the 20 consecutive trading days ending on the third trading day preceding the date on which the stockholders of the Company vote on the Merger at the special meeting of the Company's stockholders called to approve and adopt the Merger

                  Agreement and the Merger) is (i) less than $36.47, then the Exchange Ratio shall be equal to the lesser of 0.5000 or a fraction having a numerator equal to $15.50 and having a denominator equal to the Gilead Share Value, or (ii) greater than $45.88, then the Exchange Ratio shall be equal to the greater of 0.3786 or a fraction having a numerator equal to $19.50 and having a denominator equal to the Gilead Share Value.

                  In connection with the execution of the Merger Agreement, WPI and WPCP Liquidating Trust, each in its capacity as a stockholder of the Company, agreed to vote its respective shares of Company Common Stock in favor of the approval and adoption of the Merger Agreement and the Merger. If, however, the Gilead Share Value drops below $27.00, the obligation to vote such shares in favor of the Merger becomes terminable.



Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger dated February 28, 1999 by and among Gilead Sciences, Inc., Gazelle Acquisition Sub, Inc. and NeXstar Pharmaceuticals, Inc.

Exhibit 2 Voting Agreement, dated February 28, 1999, by and between Gilead Sciences, Inc. and Warburg, Pincus Investors, L.P.

Exhibit 3 Voting Agreement, dated February 28, 1999, by and between Gilead Sciences, Inc. and Warburg, Pincus Capital Partners Liquidating Trust.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 1999

                         Warburg, Pincus Investors, L.P.

                                  By: Warburg, Pincus & Co., General Partner


                                  By: /s/ Reuben Leibowitz
                                     ---------------------
                                      Partner


                         Warburg, Pincus & Co.


                                  By: /s/ Reuben Leibowitz
                                      ---------------------
                                      Partner


                         E.M. Warburg, Pincus & Co., LLC


                                  By: /s/ Reuben Leibowitz
                                      --------------------
                                      Member


                          Warburg, Pincus Capital Partners Liquidating Trust


                                  By: /s/ Reuben Leibowitz
                                      --------------------
                                      Trustee